Securities and Exchange Commission

[Release No. IC-15899; File No. 812-6393]

Order Granting Exemptions; American Pathway Fund, et al
July 28, 1987

American Pathway Fund ("Fund") and Capital Research and Management Company ("CRMC"), at 333 South Hope Street, Los Angeles, California 90071, and any other similar funds which CRMC may manage in the future (collectively, "Applicants"), filed an application on May 23, 1986, and an amendment thereto on July 18, 1986, for an order of the Commission pursuant to Section 6(c) of the Investment Company Act of 1940 ("Act") exempting Applicants and certain life insurance companies and their separate accounts from the provisions of Sections 9(a), 13(a), 15(a), and 15(b) of the Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15)
promulgated thereunder, to the extent necessary to permit shares of the Fund to be sold and held by variable annuity and variable life insurance separate accounts of both affiliated and unaffiliated life insurance companies.

A notice of filing of the application was issued on July 31, 1986 (Investment Company Act Release No. 15233). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the matter would be issued as of course unless a hearing should be ordered.

By letter dated August 25, 1986, Anchor National Life Insurance Company ("Anchor") and American Pathway II - Separate Account of Anchor National Life Insurance Company ("Separate Account") (collectively, "Petitioners") filed a request for a hearing on the application. Additional submissions were made on October 1, 1986, on behalf of the Applicants, and on October 29, 1986, on behalf of the Petitioners. By letter dated March 6, 1987, the Petitioners requested that Commission consideration on whether to issue a notice of and order for hearing on the application (which was scheduled for 10:00 a.m. on March 12, 1987) be postponed until further notice. The Petitioners' basis for the postponement request was that the Applicants and the Petitioners had reached an agreement in principle to resolve the dispute which had given rise to the hearing request. Additional time was needed for negotiations to reach a final resolution.
Petitioners' request for postponement of Commission consideration of the matter was granted. By letter dated July 1, 1987, the Petitioners withdrew their request for a hearing on the application and their objection to the granting of the requested order. Appended to this letter was a copy of the formal Agreement of Settlement and Mutual Release ("Agreement") executed by the Applicants and the Petitioners disposing of the dispute. The Applicants and the Petitioners have not requested Commission review of the Agreement and the Commission expresses no opinion on the status of that Agreement, or its terms and conditions, under the Act or under any other federal or state law.
Accordingly, no request for a hearing is now pending, and the Commission has not ordered a hearing. The matter has been considered and it is found that granting the application is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
Accordingly,
IT IS ORDERED, pursuant to Section 6(c) of the Act, that the exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, to the extent requested, be, and hereby are, granted, effective forthwith.
For the Commission, by the Division of Investment Management, pursuant to delegated authority.

/s/ Jonathan G. Katz
Jonathan G. Katz
Secretary